TSX:IRC                                                                                 NR 06-11

                                                                                          June 13, 2006

IRC CLOSES ON WESTERN AUSTRALIAN ROYALTY AND RECEIVES FIRST ROYALTY PAYMENT

DENVER, COLORADO – June 13, 2006 - International Royalty Corporation (TSX: IRC) (“IRC”)  is pleased to announce it has closed the Western Australian gold (WAu) royalty transaction.  Pursuant to the closing, IRC received royalty proceeds of AU$362,713 (US$271,746) for the first quarter of 2006 from the Southern Cross Mine.

On June 5, 2006 IRC received approval from the Foreign Investment Review Board of Australia for this acquisition.  IRC paid US$10.0 million in cash for this royalty interest. The funds were paid from current working capital.

The WAu royalty is a 1.5% net smelter return and applies to more than 3.1 million acres (approximately 1,600 mining tenements) located in the Laverton, Leonora, Meekatharra, Murchison and Southern Cross-Marvel Loch districts of Western Australia. This area encompasses multiple historic gold mining districts currently being operated, developed and explored by four operators; Mercator Gold PLC, Saracen Mineral Holdings Ltd.,  St Barbara Limited and Terrain Minerals Limited. Each of these operators is publicly traded on either the Australian Stock Exchange or the London Alternative Investment Market.

The WAu royalty covers one producing mine, Southern Cross, four projects in the development or fesibility stages; Gwalia Deeps, Meekatharra, Red October and Tarmoola, and dozens of exploration stage projects.

About IRC

IRC was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties.  IRC holds interests in or has contracts for the purchase of over 60 royalties in 14 commodities. IRC’s portfolio includes royalties on properties ranging from the exploration through production stages across the globe including an effective 2.7% NSR royalty on the Voisey’s Bay project in Labrador, Canada.

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

For further information please contact:

Jack Perkins, Investor Relations: (303) 991-9500

Douglas J. Hurst, President: (250) 352-5573

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

Tina Cameron : tcameron@renmarkfinancial.com

Barry Mire : bmire@renmarkfinancial.com

Media, Eva Jura: ejura@renmarkfinancial.com

Tel.: (514) 939-3989

www.renmarkfinancial.com